Exhibit 21.1

We currently conduct our operations through subsidiaries.  Each of the subsidiaries does business under its own name.  The following chart provides the information required by Item 6.01 of Regulation S-K:

Name	Jurisdiction of Incorporation or Organization	Ownership Percentage

Dillco Fluid Service, Inc. (“Dillco”)	Kansas, USA	100% By Aspen

Aspen Gold Mining Co.	Colorado, USA	100% by Aspen

Heat Waves Hot Oil Service LLC (“Heat Waves”)	Colorado, USA	100% by Dillco

Trinidad Housing LLC	Colorado, USA	100% by Dillco

Real GC, LLC	Colorado, USA	100% by Heat Waves

HE Services LLC	Nevada, USA	100% by Heat Waves